UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(amendment No. )

StoneMor Partners L.P.
(Name of Issuer)

Common Units Representing Limited Partnership Interests
(Title of Class of Securities)

86183Q 10 0
(CUSIP Number)

Attn: Judith Bornstein
c/o American Infrastructure MLP Fund II
950 Tower Lane, Suite 800
Foster City, CA 94404
Tel: (650) 854-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons American Cemeteries Infrastructure Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY

4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,255,947 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,255,947 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,255,947 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) OO
(1) This Statement is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), George E. McCown, a managing member of AUH (“McCown”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and McCown, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “Reporting Persons” or the “AIM Parties.”  The AIM Parties expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.
(3) This percentage is calculated based upon 25,968,497 Common Units outstanding, including 23,712,550 Common Units outstanding on May 1, 2014, as disclosed in the Issuer’s Form 10-Q (filed with the Securities and Exchange Commission (“SEC”) on May 8, 2014), and the 2,255,947 Common Units purchased by ACII on May 21, 2014.

1.	Name of Reporting Persons AIM Universal Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY

4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,255,947 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,255,947 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,255,947 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) OO
(1) This Statement is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), George E. McCown, a managing member of AUH (“McCown”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and McCown, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “Reporting Persons” or the “AIM Parties.”  The AIM Parties expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.
(3) This percentage is calculated based upon 25,968,497 Common Units outstanding, including 23,712,550 Common Units outstanding on May 1, 2014, as disclosed in the Issuer’s Form 10-Q (filed with the Securities and Exchange Commission (“SEC”) on May 8, 2014), and the 2,255,947 Common Units purchased by ACII on May 21, 2014.

1.	Name of Reporting Persons Matthew P. Carbone
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY

4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,255,947 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,255,947 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,255,947 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) IN
(1) This Statement is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), George E. McCown, a managing member of AUH (“McCown”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and McCown, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “Reporting Persons” or the “AIM Parties.”  The AIM Parties expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.
(3) This percentage is calculated based upon 25,968,497 Common Units outstanding, including 23,712,550 Common Units outstanding on May 1, 2014, as disclosed in the Issuer’s Form 10-Q (filed with the Securities and Exchange Commission (“SEC”) on May 8, 2014), and the 2,255,947 Common Units purchased by ACII on May 21, 2014.

1.	Name of Reporting Persons George E. McCown
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY

4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,255,947 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,255,947 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,255,947 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (3)
14.	Type of Reporting Person (see instructions) IN
(1) This Statement is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), George E. McCown, a managing member of AUH (“McCown”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and McCown, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “Reporting Persons” or the “AIM Parties.”  The AIM Parties expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.
(3) This percentage is calculated based upon 25,968,497 Common Units outstanding, including 23,712,550 Common Units outstanding on May 1, 2014, as disclosed in the Issuer’s Form 10-Q (filed with the Securities and Exchange Commission (“SEC”) on May 8, 2014), and the 2,255,947 Common Units purchased by ACII on May 21, 2014.

1.	Name of Reporting Persons Robert B. Hellman, Jr.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.	SEC USE ONLY

4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,911 (2)
	8.	Shared Voting Power 2,255,947 (3)
	9.	Sole Dispositive Power 15,911 (2)
	10.	Shared Dispositive Power 2,255,947 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,271,858
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 8.7% (4)
14.	Type of Reporting Person (see instructions) IN
(1) This Statement is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), George E. McCown, a managing member of AUH (“McCown”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone and McCown, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “Reporting Persons” or the “AIM Parties.”  The AIM Parties expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Hellman holds these Common Units (the “Hellman Units”) directly.
(3) These common units representing limited partner interests (“Common Units”) are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.
(4) This percentage is calculated based upon 25,968,497 Common Units outstanding, including 23,712,550 Common Units outstanding on May 1, 2014, as disclosed in the Issuer’s Form 10-Q (filed with SEC on May 8, 2014), and the 2,255,947 Common Units purchased by ACII on May 21, 2014.

Introduction.
Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 1.	Security and Issuer.

(a) This Schedule 13D relates to the common units representing limited partner interests (the “Common Units”) in StoneMor Partners L.P., a Delaware limited partnership (the “Issuer”).
(b) The address of the principal executive offices of the Issuer is: 311 Veterans Highway, Suite B, Levittown, PA 19056.

Item 2.	Identity and Background.

(a)
This Statement is filed on behalf of American Cemeteries Infrastructure Investors, LLC, a Delaware limited liability company (“ACII”), AIM Universal Holdings, LLC, a Delaware limited liability company and the sole manager of ACII (“AUH”), Matthew P. Carbone, a managing member of AUH (“Carbone”), George E. McCown, a managing member of AUH (“McCown”) and Robert B. Hellman, Jr., a director of StoneMor GP LLC, a Delaware limited liability company and the general partner of the Issuer (“StoneMor GP”), and a managing member of AUH (“Hellman”, and together with Carbone and McCown, the “Managing Members”).  ACII, AUH and the Managing Members are hereinafter collectively referred to as the “Reporting Persons” or the “AIM Parties.”  Hellman, as the sole Trustee (the “Trustee”) under a Trust established pursuant to a Voting and Investment Trust Agreement by and between ACII and Hellman, as Trustee, dated as of May 9, 2014, for the pecuniary benefit of ACII (the “Trust”), has exclusive voting and investment power over approximately 67.03% of membership interests in StoneMor GP Holdings LLC, a Delaware limited liability company and the sole member of StoneMor GP (“GP Holdings”), and has the power to designate all but one of the directors of GP Holdings.

(b)	The address of each of the Reporting Persons is 950 Tower Lane, Suite 800, Foster City, CA 94404.

(c)
The principal business of ACII is making equity investments.  AUH’s principal business is acting as manager of ACII.  The principal occupation or business of each Managing Member is private equity investing and portfolio company management.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)	Each of the Managing Members is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 21, 2014, pursuant to a Common Unit Purchase Agreement, dated May 19, 2014, by and between ACII and the Issuer, ACII purchased an aggregate of 2,255,947 Common Units of the Issuer (the “ACII Units”) using its working capital, contributed by its members in exchange for membership interest in ACII.  AUH is the sole manager of ACII, and Carbone, McCown and Hellman are the managing members of AUH.

Hellman also holds 15,911 Common Units of the Issuer (the “Hellman Units”) directly.

Item 4.	Purpose of Transaction.

The Issuer is managed and controlled by its general partner, StoneMor GP, pursuant to the Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 9, 2008 (the “Partnership Agreement”).  StoneMor GP is 100% owned by GP Holdings, formerly known as CFSI LLC (“CFSI”).  On May 21, 2014, Cornerstone Family Services LLC, a Delaware limited liability company (“CFS”), and its direct and indirect subsidiaries: CFSI and StoneMor GP completed a series of transactions to streamline the ownership structure of CFSI and StoneMor GP.  As a result of such transactions, (i) ACII has a pecuniary interest in approximately 67.03% of membership interests in GP Holdings and (ii) Hellman, as the sole Trustee under the Trust, for the pecuniary benefit of ACII, has the record and beneficial ownership of and the exclusive voting and investment power over such 67.03% membership interests in GP Holdings.

On May 21, 2014, GP Holdings, as the sole member, entered into the Second Amended and Restated Limited Liability Company Agreement (the “Second Amended and Restated LLC Agreement”) of StoneMor GP.  Pursuant to the Second Amended and Restated LLC Agreement, StoneMor GP’s management rights are vested in its board of directors and GP Holdings, as the sole member of StoneMor GP, is entitled to elect all but one of the directors of StoneMor GP.  Also on May 21, 2014, the members of GP Holdings entered into the Amended and Restated Limited Liability Company Agreement of GP Holdings, pursuant to which Hellman, as Trustee under the Trust, has the right, among other matters, to designate all but one of the directors of GP Holdings.  Thus, (i) Hellman controls GP Holdings by his power of designating all but one of the directors of GP Holdings as Trustee under the Trust and (ii) consequently, Hellman indirectly controls the Issuer through the GP Holdings’ right to elect all but one of the directors of StoneMor GP.

ACII purchased the ACII Units for investment purposes with the aim of increasing the value of its investments and the Issuer.   AUH is the sole manager of ACII and the Managing Members are the managing members of AUH.  Hellman’s control of the board of directors of StoneMor GP enables him, for the pecuniary benefit of ACII, to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and thus ACII’s investments.  The AIM Parties retain the right to change their investment intent.

As of the date of this Schedule 13D, none of the AIM Parties has any plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except as set forth in the Common Unit Purchase Agreement, and except that the AIM Parties or their respective affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers (subject to conditions set forth in the Common Unit Purchase Agreement):

●	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
●	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
●	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
●	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
●	any material change in the present capitalization or dividend policy of the Issuer;
●
any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

●	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
●
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

●	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Act”); or
●	any action similar to any of those enumerated above.

However, each of the AIM Parties reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Units to become eligible for termination of registration under Section 12(g) of the Act. The AIM Parties also retain the right to change their investment intent at any time, to acquire additional Common Units or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Units beneficially owned by them (or any Common Units into which such securities are converted) in any manner permitted by law. The AIM Parties may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

The descriptions of the Partnership Agreement and the Second Amended and Restated LLC Agreement are qualified in their entirety by reference to the full text of the Partnership Agreement and the Second Amended and Restated LLC Agreement, which are filed as Exhibits A and B, respectively, hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) & (b) The following information with respect to the ownership of the Common Units of the Issuer by each Reporting Person is provided as of May 21, 2014:

Reporting Person	Common Units Held Directly	Sole Voting Power	Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
ACII	2,255,947(1)	0	2,255,947	(1)	0	2,255,947(1)	2,255,947(1)	8.7	% (3)
AUH	0	0	2,255,947	(1)	0	2,255,947(1)	2,255,947(1)	8.7	% (3)
Carbone	0	0	2,255,947	(1)	0	2,255,947(1)	2,255,947(1)	8.7	% (3)
McCown	0	0	2,255,947	(1)	0	2,255,947(1)	2,255,947(1)	8.7	% (3)
Hellman	15,911(2)	15,911(2)	2,255,947	(1)	15,911(2)	2,255,947(1)	2,271,858	8.7	% (3)

(1) These Common Units are held by ACII.  AUH is the sole manager of ACII.  The Managing Members are the managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII.  However, the Managing Members disclaim beneficial ownership of the Common Units held by ACII, except to the extent of their pecuniary interests therein.
(2) Hellman holds these Common Units directly.
(3) This percentage is calculated based upon 25,968,497 Common Units outstanding, including 23,712,550 Common Units outstanding on May 1, 2014, as disclosed in the Issuer’s Form 10-Q (filed with SEC on May 8, 2014), and the 2,255,947 Common Units purchased by ACII on May 21, 2014.

(c)    In addition to the transactions described in Item 4, within the last 60 days, Hellman purchased the following Common Units, all of which were purchased pursuant to a Rule 10b5-1 trading plan adopted by Hellman on November 11, 2013:

Date	Number of Common Units Purchased	Range of Prices per Common Unit
April 1, 2014	396	$25.14 – 25.23
May 1, 2014	412	$24.16 – 24.24
June 1, 2014	417	$23.81 – 23.82

Except as set forth herein, none of the Reporting Persons has effected any transactions in the Issuer’s Common Units during the last 60 days.

(d)    ACII’s members may receive proceeds from any sale of the Common Units held by ACII.  Except for the foregoing, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of Common Units beneficially owned by any of the Reporting Persons.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Common Unit Purchase Agreement, (i) ACII agreed not to dispose of the ACII Units for the period commencing on May 21, 2014 and ending on July 1, 2018 (the “Lock-Up Period”), (ii) distributions paid on the ACII Units may be paid in cash or Common Units (the “Distribution Units”) or a combination thereof, as determined by the Issuer in its sole discretion, and (iii) the Distribution Units are not subject to the restriction with respect to the Lock-Up Period.
A Voting and Investment Trust Agreement was entered into by and between ACII and Hellman on May 9, 2014 whereby Hellman is the sole Trustee under the Trust, for the pecuniary benefit of ACII, and Hellman, as the Trustee under the Trust, has the record and beneficial ownership of and the exclusive voting and investment power over approximately 67.03% membership interests in GP Holdings.  AUH is the sole manager of ACII and directed ACII to enter into the Trust Agreement with Hellman.

Pursuant to the StoneMor Partners L.P. Long-Term Incentive Plan, as amended, Hellman is entitled to receive restricted phantom units in lieu of a portion of his annual director’s retainer fee and distribution equivalent rights on his restricted phantom units.  Such restricted phantom units are the economic equivalent of Common Units and become payable, in cash or Common Units, at the election of the Issuer, upon the separation of Hellman from service as a director or upon the occurrence of certain other events specified in Section 409A of the Internal Revenue Code of 1986, as amended.

The descriptions of the Partnership Agreement, the Common Unit Purchase Agreement and the Second Amended and Restated LLC Agreement included in Item 4 are incorporated herein by reference.  The descriptions of the Partnership Agreement, the Second Amended and Restated LLC Agreement, the Voting and Investment Trust Agreement and the Common Unit Purchase Agreement are qualified in their entirety by reference to the full text of the Partnership Agreement, the Second Amended and Restated LLC Agreement, the Voting and Investment Trust Agreement and the Common Unit Purchase Agreement, which are filed as Exhibits A, B, C and D, respectively, hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A:             Second Amended and Restated Agreement of Limited Partnership of StoneMor Partners L.P., dated as of September 9, 2008 (incorporated by reference to Exhibit 3.1 of the Issuer’s Form 8-K filed with SEC on September 15, 2008).

Exhibit B:              Second Amended and Restated Limited Liability Company Agreement of StoneMor GP LLC, dated as of May 21, 2014 (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 8-K filed with SEC on May 23, 2014).

Exhibit C:              Voting and Investment Trust Agreement, dated as of May 9, 2014, by and between ACII and Hellman, as Trustee.

Exhibit D:             Common Unit Purchase Agreement, dated as of May 19, 2014, by and between the Issuer and ACII (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with SEC on May 23, 2014).

Exhibit E:               Joint Filing Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

June 2 , 2014	AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC
	BY:	AIM UNIVERSAL HOLDINGS, LLC
	ITS:	Manager

	By:	/s/Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

AIM UNIVERSAL HOLDINGS, LLC

By:	/s/Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

/s/Matthew P. Carbone
MATTHEW P. CARBONE

/s/George E. McCown
GEORGE E. MCCOWN

/s/Robert B. Hellman, Jr.
ROBERT B. HELLMAN, JR.